Eaton Vance Management
                                255 State Street
                           Boston, Massachusetts 02109
                       Ph: 617-482-8260; Fx: 617-598-0432





April 22, 2005

VIA EDGAR

Alison T. White
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

     Re:  Eaton Vance Variable Trust (File Nos. 811-10067 and 333-44010)
          --------------------------------------------------------------

Dear Ms. White:

This letter responds to comments provided via email correspondence to Fred Marius on April 5, 2005 and further discussions with Maureen Gemma on April 20, 2005 for the registration statement for Eaton Vance Variable Trust
("Registrant"). Our summaries of the comments and our responses thereto are provided below.

Attached is the requested Tandy Letter (Attachment A) as well as the marked pages from the Eaton Vance Variable Trust's prospectus and SAI reflecting certain changes made in response to the comments. A post-effective amendment for the Registrant will be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended ("1933 Act"), with the U.S. Securities and Exchange Commission via the Edgar filing system before the effective date of the registration statement filed on February 25, 2005 pursuant to Rule 485(a) under the 1933 Act, incorporating the responses highlighted below.

PROSPECTUS

Restrictions on Excessive Trading and Market Timing - Pages 10-11


1. Comment: We note that you may cancel a purchase order when market timing is suspected. Please disclose the time frame in which you may do so. If the time frame is greater than two days, we will need to consult the front office of the Division of Investment Management.

     Response: Each Fund or its principal underwriter will immediately reject or cancel a purchase order, suspend or terminate the exchange privilege or terminate the ability of an investor to invest in the Eaton Vance funds when market timing is suspected. Such cancellation normally will occur within two days of the time market timing is suspected by the Fund or its principal underwriter. In addition, please note that the current prospectus

Ms. White
April 22, 2005
Page 2 of 2


     disclosure has been revised to more clearly reflect the Funds' reliance on financial intermediaries to monitor for frequent, short-term trading within each Fund. Please see Attachment B.

2. Comment: Because your policies are discretionary, please state that you do not have uniformly applied policies in place to prevent market timing, and that different shareholders may be treated differently.

     Response: The disclosure has been revised. Please see Attachment B.

STATEMENT OF ADDITIONAL INFORMATION

Portfolio Managers - Page 18

3. Comment: Please note that you will need to include portfolio manager compensation information pursuant to Item 15(b) of Form N-1A in your next filing.

     Response: The requested draft disclosure is attached. Please see Attachment C.

Disclosure of Portfolio Holdings - Page 23

4. Comment: Please disclose the procedures that the Fund uses to ensure that disclosure of information about portfolio securities is in the best interests of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund's investment adviser; principal underwriter; or any other affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other. See Item 11(f)(1)(vi) of Form N-1A.

     Response: The requested disclosure has been added. Please see Attachment D.


                                 * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 617.598.8570.

Very truly yours,


/s/ Kathryn A. McElroy
----------------------
Kathryn A. McElroy


cc:  Linda Nishi
     Eaton Vance Management

                                  ATTACHMENT A

                             Eaton Vance Management
                                255 State Street
                           Boston, Massachusetts 02109
                       Ph: 617-482-8260; Fx: 617-598-0432


April 22, 2005

VIA ELECTRONIC EMAIL

Alison T. White
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

     Re:  Eaton Vance Variable Trust (File Nos. 811-10067 and 333-44010)

Dear Ms. White:

Eaton Vance Variable Trust ("Registrant") is responsible for the adequacy and accuracy of the disclosure in the filing. Further, the Registrant recognizes that the staff comments, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the U.S. Securities and Exchange Commission ("SEC") from taking any action with respect to the filing. Lastly, the Registrant acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at (617) 482-8260.


/s/ Maureen A. Gemma
--------------------
Maureen A. Gemma
Assistant Secretary

                                  ATTACHMENT B

RESTRICTIONS ON EXCESSIVE TRADING AND MARKET TIMING. The Funds are not intended for excessive trading or market timing. Market timers seek to profit by rapidly switching money into a fund when they expect the share price of the fund to rise and taking money out of the fund when they expect those prices to fall. By realizing profits through short-term trading, shareholders that engage in rapid purchases and sales or exchanges of a fund's shares may dilute the value of shares held by long-term shareholders. Volatility resulting from excessive purchases and sales or exchanges of fund shares, especially involving large dollar amounts, may disrupt efficient portfolio management. In particular, excessive purchases and sales or exchanges of a fund's shares may cause a fund to have difficulty implementing its investment strategies, may force the fund to sell portfolio securities at inopportune times to raise cash or may cause increased expenses (such as increased brokerage costs, realization of taxable capital gains without attaining any investment advantage or increased administrative costs). Shares of the Funds are offered for purchase by separate accounts to serve as investment options for variable annuity contracts and variable life insurance policies ("Variable Contracts") issued by insurance companies, and as investment options for a qualified pension plan or retirement plan. Shares of the Fund are primarily sold through financial intermediaries who choose to hold shares through omnibus accounts

The Funds rely on financial intermediaries to monitor frequent, short-term trading within a Fund by the financial intermediaries' customers. You should review the materials provided by your financial intermediary including, in the case of a Variable Contract, the prospectus that describes the contract, for its policies regarding frequent, short-term trading. The Funds seek assurances from financial intermediaries that they have procedures adequate to monitor and address frequent, short-term trading. There is no guarantee that the procedures of the financial intermediaries will be able to identify all cases of market timing and excessive trading.

Because a Fund invests its assets in foreign securities, it may be susceptible to a time zone arbitrage strategy in which shareholders attempt to take advantage of Fund share prices that may not reflect developments in a foreign securities market that occur after the close of such market but prior to the pricing of Fund shares. In addition, a fund that invests in securities that are, among other things, thinly traded, traded infrequently or relatively illiquid (including certain securities that may be held by a Fund, such as Senior Loans and restricted securities ) is susceptible to the risk that the current market price for such securities may not accurately reflect current market values. A shareholder may seek to engage in short-term trading to take advantage of these pricing differences (commonly referred to as "price arbitrage"). Each Fund has procedures authorizing the investment adviser to use the fair value of a security if market prices are unavailable or deemed unreliable (see "Valuing Shares"). The use of fair value pricing the restrictions on excessive trading and market timing described below are intended to reduce a shareholder's ability to engage in price or time zone arbitrage to the detriment of the Funds.

The Boards of Trustees of the Eaton Vance funds have adopted policies to discourage short-term trading and market timing and to seek to minimize their potentially detrimental effects. Pursuant to these policies, if an investor (through one or more accounts) makes more than two round-trip exchanges (exchanging from one fund to another fund and back again) within 12 months, it will be deemed to constitute market timing or excessive trading. Under the policies, each Fund or its principal underwriter will reject or cancel a purchase order, suspend or terminate the exchange privilege or terminate the ability of an investor to invest in the Eaton Vance funds, including purchase orders that have been accepted by a financial intermediary, if the Fund or the principal underwriter determines that a proposed transaction involves market timing or excessive trading that it believes is likely to be detrimental to the Fund. Each Fund and its principal underwriter cannot ensure that they will be able to identify all cases of market timing and excessive trading, although they believe they have adequate procedures in place to attempt to do so. Each Fund or its principal underwriter may also reject or cancel any purchase order (including an exchange) from an investor or group of investors for any other reason. Decisions to reject or cancel purchase orders (including exchanges) in each Fund are inherently subjective and will be made in a manner believed to be in the best interest of the Fund. No Eaton Vance fund has any arrangement to permit market timing.

The Funds and the principal underwriter have provided guidance to financial intermediaries (such as banks, broker-dealers, insurance companies and retirement administrators) concerning the application of the Eaton Vance funds' market timing and excessive trading policies to Fund shares held in omnibus accounts maintained and administered by such intermediaries, including guidance concerning situations where market timing or excessive trading is considered to be detrimental to a Fund. Each Fund and the principal underwriter cannot ensure that these financial intermediaries will in all cases apply the policies of the Funds to accounts under their control.

                                  ATTACHMENT C

PORTFOLIO MANAGERS. The co-portfolio managers (each referred to as a "portfolio manager") of VT Floating-Rate Income Fund are Scott H. Page and Payson F. Swaffield. The members of the management team of VT Worldwide Health Sciences Fund are Samuel D. Isaly, Sven H. Borho, Richard D. Klemm, Geoffrey C. Hsu and Trevor M. Polischuk. Each portfolio manager or member of the management team may manage other investment companies and/or investment accounts in addition to the Fund. The following tables show, as of the Fund's most recent fiscal year end, the number of accounts each portfolio manager managed in each of the listed categories and the total assets in the accounts managed within each category. The table also shows the number of accounts with respect to which the advisory fee is based on the performance of the account, if any, and the total assets in those accounts.

                                                     Total         Number of      Total Assets of
                                       Number      Assets of    Accounts Paying   Accounts Paying
                                       of all         All        a Performance     a Performance
VT Floating-Rate Income Fund          Accounts     Accounts*           Fee              Fee*
----------------------------          --------     ---------    ---------------   ----------------
     Scott H. Page
Registered Investment Companies           7        $14,683.2           0          $0
Other Pooled Investment Vehicles          5        $ 2,423.8           4          $1,536.6
Other Accounts                            4        $ 1,662.3           0          $0
     Payson F. Swaffield
Registered Investment Companies           7        $14,683.2           0          $0
Other Pooled Investment Vehicles          5        $ 2,423.8           4          $1,536.6
Other Accounts                            4        $ 1,662.3           0          $0


                                                     Total         Number of      Total Assets of
                                       Number      Assets of    Accounts Paying   Accounts Paying
                                       of all         All        a Performance     a Performance
VT Worldwide Health Sciences Fund     Accounts     Accounts*           Fee              Fee*
---------------------------------     --------     ---------    ---------------   ----------------
     Samuel D. Isaly
Registered Investment Companies            2       $2,648.6             0          $0
Other Pooled Investment Vehicles          25       $5,002.7            24          $4,805.7
Other Accounts                             0       $0                   0          $0
     Sven H. Borho
Registered Investment Companies            2       $2,648.6             0          $0
Other Pooled Investment Vehicles          25       $5,002.7            24          $4,805.7
Other Accounts                             0       $0                   0          $0
    Richard D. Klemm
Registered Investment Companies            2       $2,648.6             0          $0
Other Pooled Investment Vehicles          25       $5,002.7            24          $4,805.7
Other Accounts                             0       $0                   0          $0

    Geoffrey C. Hsu
Registered Investment Companies            2       $2,648.6             0          $0
Other Pooled Investment Vehicles          25       $5,002.7            24          $4,805.7
Other Accounts                             0       $0                   0          $0
     Trevor M. Polischuk
Registered Investment Companies            2       $2,648.6             0          $0
Other Pooled Investment Vehicles          25       $5,002.7            24          $4,805.7
Other Accounts                             0       $0                   0          $0

 * In millions of dollars. For registered investment companies, assets represent net assets of all open-end investment companies and gross assets of all closed-end investment companies.

The following table shows the shares beneficially owned of the Fund as of the Fund's most recent fiscal year ended December 31, 2004.

                                       Dollar Range of Equity
         Portfolio Manager          Securities Owned in the Fund
         Samuel D. Isaly                        None
         Sven H. Borho                          None
         Richard D. Klemm                       None
         Geoffrey C. Hsu                        None
         Trevor M. Polischuk                    None
         Scott H. Page                          None
         Payson F. Swaffield                    None


EATON VANCE/BOSTON MANAGEMENT PORTFOLIO MANAGER COMPENSATION DISCLOSURE

Compensation Structure. Compensation of the investment adviser's portfolio managers and other investment professional has three primary components: (1) a base salary, (2) an annual cash bonus, and (3) annual stock-based compensation consisting of options to purchase shares of EVC's nonvoting common stock and/or restricted shares of EVC's nonvoting common stock. The investment adviser's investment professionals also receive certain retirement, insurance and other benefits that are broadly available to all the investment adviser's employees. Compensation of the investment adviser's investment professionals is reviewed primarily on an annual basis. Cash bonuses, stock-based compensation awards, and adjustments in base salary are typically paid or put into effect at or shortly after the October 31st fiscal year-end of EVC.

Method to Determine Compensation. The investment adviser compensates its portfolio managers based primarily on the scale and complexity of their portfolio responsibilities and the total return performance of managed funds and accounts versus appropriate peer groups or benchmarks. Performance is normally based on periods ending on the September 30th preceding fiscal year-end. Fund performance is evaluated primarily versus peer groups of funds as determined by Lipper Inc. and/or Morningstar, Inc. In evaluating the performance of a fund and its manager, primary emphasis is normally placed on three-year performance, with secondary consideration of performance over longer and shorter periods. For funds that are tax-managed or otherwise have an objective of after-tax returns, performance is measured net of taxes. For other funds, performance is evaluated on a pre-tax basis. In addition to rankings within peer groups of funds on the basis of absolute performance, consideration may also be given to risk-adjusted performance. For funds with an investment objective other than total return (such as current income), consideration will also be given to the fund's success in achieving its objective. For managers responsible for multiple funds and accounts, investment performance is evaluated on an aggregate basis, based on averages or weighted averages among managed funds and accounts. Funds and accounts that have performance-based advisory fees are not accorded disproportionate weightings in measuring aggregate portfolio manager performance.

The compensation of portfolio managers with other job responsibilities (such as heading an investment group or providing analytical support to other portfolios) will include consideration of the scope of such responsibilities and the managers' performance in meeting them.

The investment adviser seeks to compensate portfolio managers commensurate with their responsibilities and performance, and competitive with other firms within the investment management industry. The investment adviser participates in investment-industry compensation surveys and utilizes survey data as a factor in determining salary, bonus and stock-based compensation levels for portfolio managers and other investment professionals. Salaries, bonuses and stock-based compensation are also influenced by the operating performance of the investment adviser and its parent company. The overall annual cash bonus pool is based on a substantially fixed percentage of pre-bonus operating income. While the salaries of the investment adviser's portfolio managers are comparatively fixed, cash bonuses and stock-based compensation may fluctuate significantly from year to year, based on changes in manager performance and other factors as described herein. For a high performing portfolio manager, cash bonuses and stock-based compensation may represent a substantial portion of total compensation.

ORBIMED ADVISORS COMPENSATION DISCLOSURE

Compensation Structure. OrbiMed's portfolio manager compensation structure has four primary components depending on the position of the employee: (1) a base salary applicable to non-partners; (2) an annual cash bonus - applicable to non-partners based on performance; (3) a minimum base partner draw; and (4) a partner's profit participation based on performance. OrbiMed personnel also receive certain retirement, insurance and other benefits that are broadly available to all firm employees. Compensation of all OrbiMed employees is evaluated on a semi-annual basis. Salaries and base partner draws are paid out are throughout the year. Cash bonuses and partner profit participations are typically paid at mid year and shortly after year end. Base salary and partner draw adjustments are put into effect on July 1st and January 1st each year.

Method to Determine Compensation. OrbiMed seeks to compensate portfolio managers commensurate with their responsibilities and performance, and competitive with other firms within the investment management industry. The performance of portfolio managers is evaluated primarily based on success in achieving portfolio objectives for managed funds and accounts and considers both current year and longer term performance objectives.

Salary increases, cash bonuses and partner's profit participation are influenced by the overall operating performance of the Firm. While the salaries of OrbiMed portfolio managers are relatively fixed, cash bonuses and profit participation based on performance may fluctuate substantially from year to year, based on changes in the firms financial performance and other factors.

                                  ATTACHMENT D

DISCLOSURE OF PORTFOLIO HOLDINGS AND RELATED INFORMATION. The Board of Trustees has adopted policies and procedures (the "Policies") with respect to the disclosure of information about portfolio holdings of the Funds. Pursuant to the Policies, information about portfolio holdings of a Fund may not be disclosed to any party except as follows:

 * Disclosure made in filings with the SEC and posted on the Eaton Vance website: In accordance with rules established by the SEC, each Fund sends semiannual and annual reports to shareholders that contain a complete list of portfolio holdings as of the end of the second and fourth fiscal quarters, respectively, within 60 days of quarter-end. Each Fund also discloses complete portfolio holdings as of the end of the first and third fiscal quarters on Form N-Q, which is filed with the SEC within 60 days of quarter-end. Each Fund's complete portfolio holdings as reported in annual and semiannual reports and on Form N-Q are available for viewing on the SEC website at http://www.sec.gov and may be reviewed and copied at the SEC's public reference room (information on the operation and terms of usage of the SEC public reference room is available at http:// www.sec.gov/info/edgar/prrrules.htm or by calling 1-800-SEC-0330). Generally within 5 business days of filing with the SEC, each Fund's portfolio holdings as reported in annual and semiannual reports and on Form N-Q also are available on Eaton Vance's website at www.eatonvance.com and are available upon request at no additional cost by contacting Eaton Vance at 1-800-225-6265.

 * Disclosure of certain Portfolio characteristics: Each Fund may also post information about certain portfolio characteristics (such as top ten holdings and asset allocation information) as of each calendar quarter end on the Eaton Vance website approximately ten business days after quarter-end. Such information is also available upon request by contacting Eaton Vance at 1-800-225-6265.

 * Confidential disclosure for a legitimate Fund purpose: ^Portfolio holdings may be disclosed, from time to time as necessary, for a legitimate business purpose^ of a Fund, believed to be in the best interests of the Fund and its shareholders, provided there is a duty or an agreement that the information be kept confidential. The Policies permit disclosure of portfolio holdings information to the ^following: 1) affiliated and unaffiliated service providers (including the investment adviser, custodian, transfer agent, principal underwriter, etc.) that have a legal or contractual duty to keep such information confidential; 2) other persons who owe a fiduciary or other duty of trust or confidence to the Fund (such as Fund legal counsel and independent registered public accounting firm); or 3) persons to whom the disclosure is made in advancement of a legitimate business purpose of a Fund and who have expressly agreed in writing to maintain the disclosed information in confidence and to use it only in connection with the legitimate business purpose underlying the arrangement (such as arrangements with securities lending agents, credit rating agencies, statistical ratings agencies, analytical service providers engaged by the investment adviser, proxy evaluation vendors, pricing services, translation services and lenders under Fund credit facilities). Additional categories of disclosure involving a legitimate business purpose may be added to this list upon the authorization of a Fund's Board of Trustees.

The Fund, the investment adviser and principal underwriter will not receive any monetary or other consideration in connection with the disclosure of information concerning a Fund's portfolio holdings.

The Policies may not be waived, or exception made, without the consent of the Funds' Chief Compliance Officer ("CCO"). The CCO may not waive or make exception to the Policies unless such waiver or exception is consistent with the intent of the Policies, which is to ensure that disclosure of portfolio information is in the best interest of Fund shareholders. In determining whether to permit a waiver of or exception to the Policies, the CCO will consider whether the proposed disclosure serves a legitimate purpose of the Fund, whether it could provide the recipient with an advantage over Fund shareholders or whether the proposed disclosure gives rise to a conflict of interest between the Fund's shareholders and its investment adviser, principal underwriter or other affiliated person. The CCO will report all waivers of or exceptions to the Policies to the Trustees at their next meeting. The Trustees may impose additional restrictions on the disclosure of portfolio holdings information at anytime.

The Policies are designed to provide useful information concerning a Fund to existing and prospective Fund shareholders while at the same time inhibiting the improper use of portfolio holdings information in trading Fund shares and/or portfolio securities held by a Fund. However, there can be no assurance that the provision of any portfolio holdings information is not susceptible to inappropriate uses (such as the development of "market timing" models), particularly in the hands of highly sophisticated investors, or that it will not in fact be used in such ways beyond the control of the Fund.